SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 14, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Materials for the Annual General Meeting of Shareholders.

Rosh Ha’ayin, Israel September 14, 2006

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the general meeting of Shareholders (the “AGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”) will be held on October 26, 2006 at 10:00 am. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to approve the auditor’s remuneration for the year ended December 31, 2006 as determined by the Audit Committee and by the Board of Directors;

(iii)	to authorize the Board of Directors of the Company to determine the auditor’s remuneration for the year ended December 31, 2007, subject to the prior approval of the Audit Committee; and

(iv)	to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2005;

(v)	to re-elect nine directors to the Company’s Board of Directors;

(vi)	to approve the re-appointment of Mr. Moshe Vidman, an external director (Dahatz) of the Company.

(vii)	to approve the Company’s audited financial statements for the year ended December 31, 2005 and the report of the Board of Directors for such period;

(viii)	to approve the amendments to the Articles of Association of the Company relating to:

(a)	the authority of the Board of Directors to determine the remuneration of the Company’s auditors;

(b)	the election of directors and termination of their offices;

(c)	the insurance of officers;

(d)	the compliance with the terms of the License.

        Only shareholders of record at the close of business on September 21, 2006 will be entitled to receive notice of, and to vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

        Shareholders who will not attend the AGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the AGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

        The Articles of Association of the Company also allow shareholders of the Company to vote at the AGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register on the record date. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5PM (Israel time). Our telephone number is +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

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PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48092, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at an Annual General Meeting of shareholders (the “AGM”), to be held on October 26, 2006 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the AGM:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting;

(ii)	to approve the auditor’s remuneration for year 2006 as determined by the Audit Committee and by the Board of Directors;

(iii)	to authorize the Board of Directors of the Company to determine the auditor’s remuneration for year 2007, subject to the prior approval of the Audit Committee; and

(iv)	to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2005;

(v)	to re-elect nine directors to the Company’s Board of Directors;

(vi)	to approve the re-appointment of Mr. Moshe Vidman, an external director (Dahatz) of the Company;

(vii)	to approve the Company’s audited financial statements for the year ended December 31, 2005 and the report of the Board of Directors for such period;

(viii)	to approve the amendments to the Articles of Association of the Company relating to:

(a)	the authority of the Board of Directors to determine the remuneration of the Company’s auditors;

(b)	the election of directors and termination of their offices;

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(c)	the insurance of officers;

(d)	the compliance with the terms of the License.

        A form of proxy for use at the AGM and a return envelope for the proxy are enclosed. This proxy shall also be deemed as a voting deed (Ktav Hatzba’a) under Israeli Companies Law. Shareholders may revoke their proxies by written notice received at the offices of the Company at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the AGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the AGM or any adjournment thereof.

        Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 21, 2006 will be entitled to receive notice of, and to vote at the AGM. Proxies are being mailed to shareholders on or about September 26, 2006 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On August 31, 2006, the Company had outstanding 153,950,338 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a deed of vote, and are entitled to vote, will constitute a quorum at the AGM.

ITEM 1 – RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF ITS
REMUNERATION

        Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor and to authorize the Board of Directors to determine its remuneration. Under the Company’s Articles of Association, the report of the auditor’s remuneration requires the approval of shareholders. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

        The remuneration of Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, the Company’s auditor for the year ended December 31, 2005 was NIS 2,073,000 for auditing services, NIS 788,000 for non-audit services and NIS 258,000 for tax consultation services. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to tax services rendered under the engagement letter dated November 15, 2005, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

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        The Audit Committee and Board of Directors have recommended that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

        It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, be and is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting;

(ii)	RESOLVED, that the auditor’s remuneration for year 2006 as determined by the Audit Committee and by the Board of Directors be and is hereby approved;

(iii)	RESOLVED, that the Board of Directors be and is hereby authorized to determine the auditor’s remuneration for year 2007, subject to the prior approval of the Audit Committee; and

(iv)	RESOLVED, that the report by the Board of Directors of the auditor’s remuneration for the year ended December 31, 2005 be and it is hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of these resolutions.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY’S DIRECTORS

        Under the Companies Law and the Company’s Articles of Association, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) are elected at each annual general meeting. The elected directors commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.

        All the nine (9) directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Articles of Association. Dr. Michael Anghel will continue to serve as external director (Dahatz) of the Company and Mr. Moshe Vidman will continue to serve as external director (Dahatz) of the Company subject to the approval of the resolution under Item 3.

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        Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nine (9) nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position

Fok Kin-ning, Canning	Director and Chairman of the Board of Directors

Chan Ting Yu	Director

Chow Woo Mo Fong, Susan	Director

Uzia Galil	Director

Erez Gissin	Director

Lui Dennis Pok Man	Director

Pesach Shachar	Director

Amikam Shorer	Director

Frank John Sixt	Director

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hongkong Electric Holdings Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited), and in addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd.

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        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Alternate Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited, TOM Group Limited and Hutchison Telecommunications Limited. She is also an Alternate Director of Hutchison Telecommunications International Limited and TOM Online Inc. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

        Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weitzman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 20, 2005, Mr. Galil had been a director nominated by Elbit.COM. Since then, Mr. Galil serves as a director on behalf of Advent Investments Pte Ltd.

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        Erez Gissin has been a director of Partner since August 1998 and is currently a member of the Executive Committee and the Audit Committee and independent director under the listing requirements of the Nasdaq National Market. Since April 2005, Mr. Gissin is a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005 Mr. Gissin had been a director nominated by Eurocom. Since then and until September 12, 2005, Mr. Gissin served as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd. Since then, Mr. Gissin is an independent director and serves on the Executive committee and the Audit Committee of the Company.

        Lui Dennis Pok Man has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He first joined the Hutchison Whampoa Limited group in 1986 and was the managing director in charge of the mobile telecommunications, land-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Pesach Shachar has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel. Mr. Shachar was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Amikam Shorer has been a director of Partner since June 2005. He was nominated as director by our Israeli founding shareholders. Mr. Shorer has served as Vice President of Business Affairs and the General Counsel of Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as a director in several companies within the Eurocom Group. Mr. Shorer holds an LLB degree from Bar-Ilan University.

        Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited and TOM Online Inc. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Hutchison Telecommunications Limited. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

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        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that Messrs. Fok Kin-ning, Canning, Chan Ting Yu, Uzia Galil, Erez Gissin, Lui Dennis Pok Man, Pesach Shachar, Amikam Shorer, and Frank John Sixt, and Mrs. Chow Woo Mo Fong, Susan are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – RE-APPOINTMENT OF MR. MOSHE VIDMAN, AN EXTERNAL
DIRECTOR (DAHATZ) OF THE COMPANY

        The term of office of Mr. Moshe Vidman as an External Director (Dahatz) of the Company expires on October 28, 2006. According to the Companies Law, an existing external director(Dahatz) can be re-appointed for one additional term of three years and according to the Companies Regulations (Relieves for public companies whose shares are registered for trade in stock exchanges outside of Israel) under certain circumstances, an external director can be re-appointed for further additional terms. The Board of Directors recommended to re-appoint Mr. Moshe Vidman for one additional term of three years.

        Moshe Vidman has been an external director of Partner since October 2003. Mr. Vidman is the Revlon representative in Israel and serves as a director of the following companies: Israel Corporation Ltd., ICL – Israel Chemical Ltd., Rotem Amfert Negev Ltd., Dead Sea Works Ltd., Jafora-Tabori Ltd., Rosebud Medical Ltd., Ex-Libris Ltd., Bank Leumi Le’Israel Ltd., Melisron and Ofer Brothers Properties (1957) Ltd. Since 2000 Mr. Vidman is the Revlon Representative in Israel. Mr. Vidman is also a member of the Board of Directors and a member of Executive Committee of the Jerusalem Foundation. He also serves as a member of the Board of Governors and the Chairman of the Endowment Fund Committee and Chairman of the assets Company of the Hebrew University. Previously he held various positions at the Ministry of Education and Culture. From 1978 until 1983 Mr. Vidman served as the Deputy Accountant General in the Ministry of Finance. From 1983 until 1990 he served as the President and Chief Financial Officer of Aryt Optronics Ltd., a hi-tech company which developed optics and laser applications for military and medical use. From 1990 until 1999 Mr. Vidman was the Managing Director of Revlon Israel and until March 1999 he served as a director of Koor Industries and Chairman of its Investment Committee. He also served as Chairman of the Executive Committee of Africa-Israel Ltd. and as the Chairman of the Board of Directors of Africa-Israel Hotels.

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        It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED, to re-appoint Mr. Vidman as an External Director (Dahatz) of the Company for one additional term of three years in accordance with the Companies Law, commencing on October 28, 2006”.

The election of external director (Dahatz) under the Companies Law requires approval by the general meeting of the shareholders provided that either (a) the majority of the votes at the meeting, including at least one third of the votes of non-controlling shareholders voted at the meeting, voted in favor of the resolution, or (b) the total number of votes against the resolution among the shareholders mentioned in paragraph (a) above does not exceed one percent of the aggregate voting rights in the Company.

The Board of Directors recommends a vote FOR approval of these proposed resolution.

ITEM 4 – APPROVAL OF THE COMPANY’S AUDITED FINANCIAL
STATEMENTS

        The Board of Directors has approved, as required by the Companies Law, the audited financial statements of the Company for the year ended December 31, 2005, attached hereto as Annex “A”. These financial statements are distributed together with this Proxy Statement. Under the Company’s Articles of Association, shareholders’ approval is required for both the financial statements and the respective report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that the audited financial statements of the Company for the year ended December 31, 2005 and the report of the Board of Directors for such period, are hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 5 – AMENDMENTS TO THE COMPANY’S
ARTICLES OF ASSOCIATION

A.	The authority of the board of directors to determine the remuneration of the Company’s auditor

        Article 29.3 to the Articles of Association stipulates that the Board of Directors has the authority to determine the compensation of the auditor of the Company.

        It is proposed to amend Article 15.1.2 to the Articles of Association for consistency. The amendments to Article 15.1.2 to the Articles of Association are attached hereto as Annex “C”.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, to approve the amendments to Article 15.1.2. to the Articles of Associations of the Company, as attached hereto as Annex “C”.”

        The affirmative vote of the holders of 75% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for this amendment to our Articles of Association.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

B.	Elections of Directors and termination of their office

        Article 23.3.3 to the Company’s Article of Association stipulates that an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the member of the Board of Directors is less than the minimum set in the Articles of Association.

        It is proposed to amend Article 23.3.3. to the Company’s Article of Association so that, in addition to the circumstances specified in the current Article 23.3.3, the Company may, by Ordinary Majority, unless otherwise required under any applicable law, resolve at the Extraordinary Meeting to elect any person as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz)) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected. The amendments to Article 23.3.3 to the Articles of Association are attached hereto as Annex “D”.

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        In addition, Article 23.4 to the Company’s Article of Association stipulates that the Board of Directors of the Company may elect, upon approval of at least 75% of the Directors of the Company, any person as a Director, to fill an office which became vacant and also in any event in which the number of the member of the Board of Directors is less than the minimum set in the Articles of Association.

        It is proposed to amend Article 23.4 to the Company’s Article of Association so that, in addition to the circumstances specified in the current Article 23.4, the Board of Directors of the Company shall be entitled to elect, upon approval of at least 75% of the Directors of the Company, any person as an additional member (excluding an External Director – Dahatz) to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting, and may be reelected. The amendments to Article 23.4 to the Articles of Association are attached hereto as Annex “D”.

        In addition, Article 23.9 to the Company’s Article of Association stipulates several cases in which the term of a Director shall be terminated.

        According to section 228(b) to the Companies Law, a company may include in its articles of association cases for termination of the term of a director. It is proposed to amend Article 23.9 to the Company’s Article of Association and to add Article 23.9.8 according to which, the Board of Directors may terminate a Director’s office in case it concludes that the office of such Director is in violation to the provisions of any license granted to Partner or any of its subsidiaries or any other entity it controls by the Minister of Communications of the State of Israel or of any other applicable law. The amendments to Article 23.9 to the Articles of Association are attached hereto as Annex “D”.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, to approve the amendments to Articles 23.3.3, 23.4 and 23.9 to the Articles of Associations of the Company, as attached hereto as Annex “D”.”

        The affirmative vote of the holders of 75% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for this amendment to our Articles of Association.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

D.	The insurance of officers

        On March 23, 2006, the extraordinary general meeting approved amendments to the Company’s Articles of Association in connection with the indemnification of directors and officers.

        In light of these amendments, our Board of Directors has approved, subject to the approval of our shareholders, an amendment to Article 33 of our Articles of Association in order to more accurately reflect the current provisions of the Companies Law and to enable the Company to enter into an insurance contract to cover to the fullest extent its commitment to indemnify the officers under the provisions of the Articles of Association and under the Companies Law. The amendments to Article 33 to the Articles of Association are attached hereto as Annex “E”.

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        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, to approve the amendments to Article 33 to the Articles of Associations of the Company, as attached hereto as Annex “E”.”

        The affirmative vote of the holders of 75% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for this amendment to our Articles of Association.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

D.	The compliance with the terms of the License

        The Company has and wishes to have in the future several telecommunications licenses issued by the Ministry of Communications.

        Article 43 to the Company’s Articles of Association refers to the compliance of the shareholders of the Company with the “License” which is defined in Article 1.1 of the Articles of Association to mean the General License for the Provision of Mobile Radio Telephone Services issued by the Ministry of Communications dated April 7, 1998 only.

        Since the Company has applied to the Ministry of Communications to grant additional telecom licenses, it is proposed to amend Article 43 to the Company’s Articles of Association so that it will cover the obligation of the shareholders and the Company to comply with the terms of the “License” (as defined in the Articles of Association) and any other telecommunications license(s) held by the Company from time to time. The amendments to Article 43 to the Articles of Association are attached hereto as Annex “F”.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, to approve the amendments to Article 43 to the Articles of Associations of the Company, as attached hereto as Annex “F”.”

        The affirmative vote of the holders of 75% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for this amendment to our Articles of Association.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

13

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

Dated: September 14, 2006

14

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2005 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, of changes in shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2005 and the consolidated results of its operations, changes in shareholders’ equity (capital deficiency) and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel March 7, 2006	Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2005	2005
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,611	4,008	871
Accounts receivable (note 13):
Trade	625,220	795,156	172,747
Other	70,158	97,128	21,101
Inventories	101,656	209,323	45,476
Deferred income taxes (note 10)	255,503	65,361	14,200

T o t a l current assets	1,057,148	1,170,976	254,395

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 13)	96,687	189,013	41,062
Funds in respect of employee rights upon retirement (note 7)	69,128	75,443	16,390

	165,815	264,456	57,452

FIXED ASSETS, net of accumulated depreciation and
amortization (note 3)	1,843,182	1,768,895	384,292

LICENSE AND DEFERRED CHARGES,
net of accumulated amortization (note 4)	1,325,592	1,321,167	287,023

DEFERRED INCOME TAXES (note 10)	94,442	86,505	18,793

T o t a l assets	4,486,179	4,611,999	1,001,955

        Date of approval of the financial statements: March 7, 2006

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer	—————————————— Moshe Vidman Director

	December 31
	2004	2005	2005
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 5, 13d)		34,464	7,487
Accounts payable and accruals:
Trade	552,377	665,542	144,589
Other (note 13)	307,364	231,480	50,289
Related party - trade		10,513	2,284
Dividend payable		44,996	9,775

T o t a l current liabilities	859,741	986,995	214,424

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	1,185,088	665,974	144,682
Notes payable (note 6)	753,900	2,022,257	439,335
Liability for employee rights upon retirement (note 7)	92,808	102,238	22,211
Other liabilities (note 13d)	7,567	19,184	4,168

T o t a l long-term liabilities	2,039,363	2,809,653	610,396

COMMITMENTS AND CONTINGENT LIABILITIES (note 8)
T o t a l liabilities	2,899,104	3,796,648	824,820

SHAREHOLDERS' EQUITY (note 9):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and 2005 -
235,000,000 shares; issued and outstanding -
December 31, 2004 - 184,037,221 shares and
December 31, 2005 - 152,528,288 shares issued	1,840	1,525	331
Less - receivables in respect of shares	(2,260)
Capital surplus	2,362,027	2,401,160	521,651
Deferred compensation	(23,650)	(12,735)	(2,766)
Accumulated deficit	(750,882)	(1,574,599)	(342,081)

T o t a l shareholders' equity	1,587,075	815,351	177,135

	4,486,179	4,611,999	1,001,955

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,117,887	4,615,781	4,619,932	1,003,679
Equipment	349,832	524,956	503,007	109,278

	4,467,719	5,140,737	5,122,939	1,112,957
COST OF REVENUES:
Services	2,586,707	2,885,077	3,022,480	656,633
Equipment	549,749	729,937	743,872	161,606

	3,136,456	3,615,014	3,766,352	818,239

GROSS PROFIT	1,331,263	1,525,723	1,356,587	294,718
SELLING AND MARKETING EXPENSES	314,008	325,244	272,900	59,287
GENERAL AND ADMINISTRATIVE EXPENSES	162,387	181,133	180,781	39,275

OPERATING PROFIT	854,868	1,019,346	902,906	196,156
FINANCIAL EXPENSES, net (note 13)	321,710	260,545	345,448	75,048
LOSS ON IMPAIRMENT OF INVESTMENTS
IN NON-MARKETABLE SECURITIES (note 2)	3,530

INCOME BEFORE TAX	529,628	758,801	557,458	121,108
TAX BENEFIT (TAX EXPENSES) (note 10)	633,022	(287,248)	(202,898)	(44,080)

NET INCOME FOR THE YEAR	1,162,650	471,553	354,560	77,028

EARNINGS PER SHARE ("EPS"):
Basic	6.39	2.57	2.19	0.48

Diluted	6.34	2.56	2.17	0.47

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	181,930,803	183,389,383	161,711,125	161,711,125

Diluted	183,243,157	184,108,917	163,617,272	163,617,272

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIANCIES)

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise
of options granted to employees				730			730
Deferred compensation related to employee stock option grants				2,666	(2,666)
Amortization of deferred compensation related
to employee stock option grants net of deferred
compensation with respect to stock options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671			25,798
Income tax benefit in respect of exercise of options
granted to employees				3,440			3,440
Deferred compensation related to employee stock option grants				32,560	(32,560)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(699)	11,419		10,720
Net income						471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including
purchase cost of NIS 17,591,000)	(33,317,933)	(333)				(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875			37,153
Income tax benefit in respect of exercise of options
granted to employees				4,820			4,820
Deferred compensation related to employee stock option grants				2,638	(2,638)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(3,200)	13,553		10,353
Dividend						(86,769)	(86,769)
Net income						354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	-,-	2,401,160	(12,735)	(1,574,599)	815,351
Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2005	184,037,221	399	(491)	513,149	(5,137)	(163,129)	344,791
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including
purchase cost of $3,900,000)	(33,317,933)	(72)				(237,130)	(237,202)
Exercise of options granted to employees	1,809,000	4	491	7,577			8,072
Income tax benefit in respect of exercise of
options granted to employees				1,047			1,047
Deferred compensation related to employee stock option grants				573	(573)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(695)	2,944		2,249
Dividend						(18,850)	(18,850)
Net income						77,028	77,028

BALANCE AT DECEMBER 31, 2005	152,528,288	331	-,-	521,651	(2,766)	(342,081)	177,135

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	1,162,650	471,553	354,560	77,028
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	536,871	558,222	683,503	148,490
Loss on impairment of investments in
non-marketable securities	3,530
Amortization of deferred compensation related
to employee stock option grants, net	5,177	10,720	10,353	2,249
Liability for employee rights upon retirement	15,540	16,302	9,430	2,049
Deferred income taxes	(633,752)	283,807	198,079	43,033
Income tax benefit in respect of exercise of options
granted to employees	730	3,440	4,820	1,047
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(67,438)	(10,258)	108,411	23,552
Erosion of security deposit	8,877
Amount carried to deferred charges			(13,820)	(3,002)
Capital loss (gain) on sale of fixed assets	(7,829)	(391)	493	107
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	22,721	(225,860)	(262,262)	(56,976)
Other	(5,557)	(13,615)	(26,970)	(5,859)
Increase (decrease) in accounts payable and
accruals:
Related parties			10,513	2,284
Trade	(93,444)	135,600	112,857	24,518
Other	47,541	41,613	(75,884)	(16,486)
Increase (decrease) in asset retirement obligations	1,228	464	(92)	(20)
Decrease (increase) in inventories	34,647	1,205	(107,667)	(23,391)

Net cash provided by operating activities	1,031,492	1,272,802	1,006,324	218,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(350,344)	(609,795)	(498,851)	(108,374)
Proceeds from sale of fixed assets	(12,309)	552	16	(3)
Withdrawal of security deposit	(98,917)
Purchase of additional spectrum	(121,388)	(53,969)	(41,542)	(9,025)
Funds in respect of employee rights upon retirement	(16,263)	(10,404)	(6,315)	(1,372)

Net cash used in investing activities	(376,769)	(673,616)	(546,692)	(118,768)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease			(1,893)	(411)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000 ($ 3,900,000))			(1,091,841)	(237,202)
Issuance of notes payable under a prospectus, net of
issuance costs			1,929,223	419,123
Redemption of notes payable			(793,100)	(172,301)
Proceeds from exercise of stock options granted to
employees	3,391	25,798	37,153	8,072
Dividend paid			(41,773)	(9,075)
Long-term bank loans received	240,000		359,000	77,993
Repayment of long-term bank loans	(895,700)	(624,147)	(857,004)	(186,185)

Net cash used in financing activities	(652,309)	(598,349)	(460,235)	(99,986)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	2,414	837	(603)	(131)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	1,360	3,774	4,611	1,002

CASH AND CASH EQUIVALENTS AT
END OF YEAR	3,774	4,611	4,008	871

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	287,629	179,205	235,854	51,239

Advances to income tax authorities	3,750	4,900	30,840	6,700

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2003, 2004 and 2005, trade payables include NIS 65.7 million, NIS 103.8 million and NIS 90.3 million ($ 19.6 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2004 and 2005 trade payables include NIS 13.8 million and NIS 27.7 million ($6.0 million) in respect of acquisition of additional spectrum, respectively.

At December 31, 2005, dividend payable of approximately NIS 45 million ($9.8 million) is outstanding.

These balances are recognized in the cash flow statements upon payment.

During 2005, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS15.8 million ($ 3.4 million)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company launched its 3G network on December 1, 2004. As of April 20, 2005, the Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million ($ 39 million) for the 2G spectrum, and is committed to pay NIS 220 million ($ 48 million) for the 3G spectrum in six installments through 2006, of which approximately NIS 198 million (approximately $43 million) was paid as of December 31, 2005.

Under the terms of the amended license, the Company provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued):

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2005 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2005 ($1 = NIS 4.603). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together – the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out”basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses, see note 2.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

During 2004, costs incurred relating to the 3G network, prior to the launch of the network, in the amount of NIS 23.4 million were capitalized.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life of the improvements, whichever is shorter.

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

6)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, ” Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	License and deferred charges:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis – over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the years 2003 and 2004 – NIS 10 million and NIS 8 million interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of line of credit.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003. The adoption had no impact on its financial position and results of operations. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenues, when earned.

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2003, 2004 and 2005 totaled NIS 15,601,000, NIS 21,256,000 and NIS 28,739,000 ($ 6,244,000) (see note 13a), respectively.

The cash and cash equivalents as of December 31, 2005 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During 2003 and 2004, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring was made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs were charged to “financial expenses-net”, as incurred. During the years ended December 31, 2003, 2004 and 2005, the Company factored NIS 295,827,000, NIS 331,611,000 and NIS 7,834,000 ($1,702,000), respectively, from long-term trade receivables.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold, see note 13c. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 totaled NIS 99,061,000, NIS 115,909,000 and NIS 97,651,000 ($ 21,215,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 10d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate. Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133, as amended, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 12).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

r.	Stock based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. As to the Recently issued revised FAS 123, see t. below. Compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2003, 2004 and 2005 is NIS 26.96, NIS 18.98 and NIS 21.36 ($4.64), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 62%, 55% and 58%, respectively; risk-free interest rate: 2003 – 4.5%, 2004 – 4%, 2005 – 3.5%; weighted expected life: 2003 – 9 years; 2004 and 2005 – 5 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands, except per share data

Net income, as reported	1,162,650	471,553	354,560	77,028
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	3,313	10,122	8,023	1,743
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(12,225)	(29,879)	(30,978)	(6,730)

Pro-forma net income	1,153,738	451,796	331,605	72,041

Earning per share:
Basic - as reported	6.39	2.57	2.19	0.48

Basic - pro forma	6.34	2.46	2.05	0.45

Diluted - as reported	6.34	2.56	2.17	0.47

Diluted - pro-forma	6.31	2.46	2.03	0.44

s.	Asset retirement obligations

The Company has adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 13d.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements:

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments .In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 – “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company expects that upon the adoption of FAS 123R, as of January 1, 2006, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123. At December 31, 2005, unamortized compensation expenses related to outstanding unvested options, as determined under FAS 123, that the Company expect to record during 2006 was approximately NIS 20 million (net of forfeited rate).

PARTNER COMMUNICATIONS COMPANY LTD. (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

2)	FAS 154 Accounting Changes and Error Corrections – a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3.

In June 2005, the Financial Accounting Standards Board issued FAS No. 154,

"Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods’ financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change.

FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (Year 2006 for the company). The Company does not expect the adoption of this statement will have a material impact on the Company’s results of operations, financial position or cash flows.

NOTE 2	–	INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary had entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter – the start-up companies). Under the agreements, the Group supplied infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies.

Based on the financial position of the companies, management is of the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2005 is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million, in respect of the above investments.

As of December 31, 2004 and 2005, the balance of these investments was fully impaired.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,059,305	3,428,612	744,865
Computers, hardware and software for
information systems	607,283	707,776	153,764
Office furniture and equipment	37,069	37,699	8,190
Vehicles	2,121	427	93
Leasehold improvements	194,417	212,102	46,079
Cellular telephones - base stock	6,309	6,309	1,371

	3,906,504	4,392,925	954,362
Less - accumulated depreciation and amortization	2,063,322	2,624,030	570,070

	1,843,182	1,768,895	384,292

Depreciation and amortization in respect of fixed assets totaled NIS 469,205,000, NIS 482,390,000 and NIS 575,606,000 ($125,050,000) for the years ended December 31, 2003, 2004 and 2005, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	21,060
Computers, hardware and software for
information systems	15,920	15,920	3,459

	112,859	112,859	24,519
L e s s - accumulated depreciation	75,597	83,096	18,053

Depreciated balance	37,262	29,763	6,466

c.	As to pledges on the fixed assets – see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	LICENSE AND DEFERRED CHARGES:

	December 31
	2004	2005	2005
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	1,992,455	2,047,843	444,893
Less - accumulated amortization	693,823	773,079	167,951

	1,298,632	1,274,764	276,942

Deferred charges - in respect of:
Obtaining long-term credit lines	55,996	69,816	15,168
Notes payable	22,017	34,265	7,444

	78,013	104,081	22,612
Less - accumulated amortization	51,053	57,678	12,531

	26,960	46,403	10,081

	1,325,592	1,321,167	287,023

License amortization expenses for the years ended December 31, 2003, 2004 and 2005 totaled NIS 58,408,000, NIS 63,931,000 and NIS 79,255,000 ($17,218,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2003, 2004 and 2005 totaled NIS 9,258,000 NIS 11,901,000 and NIS 28,642,000 ($ 6,222,000), respectively – 2005 – includes NIS 11,064,000 ($2,404,000) in respect of the redemption of the Notes, see also note 6b.

The expected license amortization expenses for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2006	79,255	17,218
2007	79,255	17,218
2008	79,255	17,218
2009	79,255	17,218
2010	79,255	17,218

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5	–	LONG-TERM BANK LOANS

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility (“Facility A”) and a six year $100 million revolving loan facility (“Facility B”), and is secured by a first ranking floating charge on the Company’s assets. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

With effect May 1, 2005, the Company exercised an option to reduce Facility A to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $18 million), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility is approximately $268 million.

The amount drawn from Facility A is to be repaid in yearly installments with a final maturity of September 1, 2009. Facility B may be drawn and repaid until September 1, 2009.

The credit facility is a dollar denominated facility, and advances may be drawn in different currencies, see c. below.

a.	Status of the credit facility at December 31, 2005 is as follows:

	Total availability	Amounts drawn		Amounts available for drawing
	US Dollars in millions

Facility A	168		140	28
Facility B	100		12	88

	268	*	152	116

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31,	December 31
	2005	2004	2005	2005
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.8	358,088	337,283	73,274
In NIS - unlinked (2)	5.5	827,000	359,000	77,993

		1,185,088	696,283	* 151,267
Less - current maturities			30,309	6,585

		1,185,088	665,974	144,682

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5	–	LONG-TERM BANK LOANS (continued):

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

		US Dollars in millions
		A	B	Total

December	2006	161	100	261
	2007	104	100	204
	2008	50	100	150
September 1,	2009	0	0	0

f.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility, the Company has undertaken not to make distributions to its shareholders, including dividends, unless it complies with certain financial ratios specified in the Agreement or as otherwise agreed by the banks. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

NOTE 6	–	NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv stock exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering were approximately NIS 1,929 million (approximately $419 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009 until March 31, 2012. The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	NOTES PAYABLE (continued)

On December 31, 2005, the Notes closing price was 101.63 points par value.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

b.	On August 10, 2000, the Company completed an offering of $ 175 million of unsecured 13% Senior Subordinated Notes due 2010, which were issued at their dollar par value. The notes were registered under the U.S. Securities Act of 1933.

On August 15, 2005, the Company exercised it right to redeem the notes at a redemption price of 106.5% of their dollar par value – according to the option stipulated in the Notes document. As a result of the redemption of the Notes the Company has recognized as financial expenses an amount of approximately NIS 63 million (approximately $ 14), which after tax resulted in a decrease of the Company’s net income of NIS 42 million.

NOTE 7	–	LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2003, 2004 and 2005 were approximately NIS 20 million, NIS 27 million and NIS 24 million (approximately $ 5 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 21 million ($ 4.6 million) in respect of severance pay in 2006.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of income of the Company from the granting of Bezeq services under the license – including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 , 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). During 2004, a further redaction was approved; accordingly, the rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting January 1st 2006, to a level of 1%.

The royalty expenses for the years ended December 31, 2003, 2004 and 2005 were approximately NIS 119,387,000, NIS 120,131,000 and NIS 122,599,000 ($ 26,635,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 31 million, NIS 31 million and NIS 47 million, for the year 2003, 2004 and 2005, respectively. Under the above Regulations should the Company choose to return a frequency such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	COMMITMENTS AND CONTINGENCIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2005, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2006	160,579	34,886
2007	140,537	30,532
2008	121,107	26,310
2009	94,325	20,492
2010	79,491	17,269
2011 and thereafter	329,477	71,579

	925,516	201,068

f)	The rental expenses for the years ended December 31, 2003, 2004 and 2005 were approximately NIS 163 million, NIS 176 million, and NIS 185 million ($ 40 million), respectively.

4)	At December 31, 2005, the Company is committed to acquire fixed assets, for approximately NIS 114 million (approximately $ 25 million).

5)	At December 31, 2005, the Company is committed to acquire handsets for approximately NIS 160 million (approximately $ 35 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 14c.

7)	The Company has signed on January 22, 2006, an agreement with MED I.C.- 1 (1999) Ltd (“Med 1”) to purchase the transmission business activity of MED 1, for a consideration of approximately $15 million, subject to certain adjustments. The transaction is subject to fulfillment of the closing conditions.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place. The Company submitted its response to the amended motion to certify the claim as a class action on August 1, 2005. A hearing is scheduled to May 16, 2006.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	COMMITMENTS AND CONTINGENCIES (continued):

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or according to the claimant’s response – NIS 100 million per year until 1.3.2005). The Company filed its response on October 1, 2003. The claimants have filed their response to the Company’s response on July 12, 2005. A hearing is scheduled for April 26, 2006.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

4)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan. On January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of cell site permits by local planning and building councils upon indemnification, by the cellular operators, against reduction in property value. The Company provided to local authorities (24) letters of undertaking to provide such indemnifications for the benefit of the local authority within 30 days from the enactment of a law or a final court decision requiring such indemnifications. Management, based on the opinion of legal counsel, cannot at this date, determine the effect, if any, of the above letters of undertaking on the financial results and financial position of the Company.

5)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2005, the closing price per ADR on the Nasdaq – NM was $8.41; the Company’s shares were quoted on that date on the TASE at NIS 38.73 ($8.20).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase. The excess of cost over its par value was charged to accumulated deficit.

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2005 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,475,942 options have been exercised and 597,141 options have been forfeited (options forfeited were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2005 – 195,751 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2005 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 2,223,891 options have been exercised, 1,407,833 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2005 – 244,820 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. As of December 31, 2005 – 224,930 options of the 2003 amended Plan remain ungranted.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

Through December 31, 2005 – 5,614,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 257,500 options have been exercised and 500,750 options were forfeited.

As of December 31, 2005 – 661,750 options of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have agreed to participate in the arrangement, and relates to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2003, 2004 and 2005 and the changes therein during the years ended on those dates:

	Year ended December 31
	2003		2004		2005
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	6,611,110	18.00	5,340,970	19.95	8,911,305	24.12
Changes during the year:
Granted**	195,000	20.45	5,095,500	26.74	518,500	32.75
Exercised	(1,100,352)	7.06	(1,341,647)	17.67	(1,809,000)	19.21
Forfeited	(304,538)	23.03	(169,768)	21.86	(525,750)	26.44
Expired	(60,250)	26.28	(13,750)	27.35	(28,250)	21.49

Balance outstanding at end of year	5,340,970	19.95	8,911,305	24.12	7,066,805	25.85

Options exercisable at end of year	3,504,914	19.35	3,424,675	21.29	2,838,928	23.83

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

The following table summarizes information about options outstanding at December 31, 2005:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
NIS		Years	NIS		NIS

1.58	187,109	0.7	1.58	187,109	1.58
17.25-22.23	854,856	5.3	20.45	700,354	20.42
26.74	4,341,500	8.9	26.74	743,375	26.74
27.35	1,169,090	3.8	27.35	1,169,090	27.35
30.73-33.72	514,250	9.2	32.77	39,000	30.73

	7,066,805	7.4	25.85	2,838,928	23.83

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

c.	Dividends

On September 13, 2005, the Company’s shareholders approved the distribution of a cash dividend in the amount of NIS 0.57 per share (approximately NIS 86.8 million ($ 18.9 million)) to shareholders on record as of September 26, 2005.

On February 1, 2006, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 0.65 per share (approximately NIS 100 million ($ 22 million)) to shareholders on record as of April 10, 2006. The Dividend payment is subject to the approval of the Company’s shareholders.

A cash dividend is paid in Israeli currency.

As to restrictions with respect to cash dividend distributions, see note 5f.

NOTE 10	–	TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its Israeli subsidiaries (other than income from “approved enterprises”, see c. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 –34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2005, the Group had carryforward losses of approximately NIS 111 million (approximately $ 24 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2004 and 2005, are as follows:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	239,894	33,566	7,292
Subscriber acquisition costs	39,976	31,233	6,786
Allowance for doubtful accounts	28,595	32,640	7,091
Provisions for employee rights	15,297	14,842	3,224
Depreciable fixed assets	(31,053)	(25,533)	(5,547)
Amortized license	52,619	42,074	9,141
Options granted to employees	9,614	24,331	5,286
Other	697	1,952	424

	355,639	155,105	33,697
Valuation allowance - in respect of
carryforward tax losses	(5,694)	(3,239)	(704)

	349,945	151,866	32,993

The changes in the valuation allowance for the years ended December 31, 2003, 2004, and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	823,072	8,555	5,694	1,237
Utilization during the year	(161,541)	(2,107)
Change during the year	(652,976)	(754)	(2,455)	(533)

Balance at end of year	8,555	5,694	3,239	704

During 2004 and 2005, the Company utilized approximately NIS 700 million and approximately NIS 549 million ($ 119 million) of its carryforward tax losses, respectively.

As of December 31, 2005, the Company would require approximately NIS 98 million of future taxable income in order to fully realize the carryforward tax losses assets.

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	529,628	758,801	557,458	121,108

Theoretical tax expense	190,666	265,580	189,536	41,177
Increase in taxes resulting from adjustment to
deferred tax balances due to changes in
tax rates, see b above		34,521	11,442	2,486
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net		(10,124)	(86)	(19)
Decrease in taxes in respect of valuation
allowance reversal	(652,976)
Decrease in taxes resulting from utilization,
in the reported year, of carryforward
tax losses for which deferred taxes
were not created in previous years	(161,541)	(2,107)
Other	(9,171)	(622)	2,006	436

Taxes on income for the reported year	(633,022)	287,248	202,898	44,080

f.	Tax assessments:

1)	The Company has received final assessment through the year ended December 31, 2001.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11	–	LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACEDIN RESPECT OF LIABILITIES

At December 31, 2005, balances of liabilities of the Company in the amount of NIS 696 million ($ 151 million) under the Company’s credit facility are pledged as a collateral by a first ranking floating charge on all of the Company’s current or future business, property, rights and assets, other than the its license. The Company has also undertaken under the credit facility not to create or permit to subsist any further charges on its assets, with certain limited exceptions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2005
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	628	56,348	1,014,943

Liabilities	186,865	2,363,203	1,030,248

Convenience translation into
dollars:
Assets	136	12,242	220,496

Liabilities	40,596	513,405	223,821

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
Increase (decrease) during the year:
2005	6.8%	2.4%
2004	(1.6)%	1.2%
2003	(7.6)%	(1.9)%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2004 and 2005 are as follows:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI		1,500	326

Forward transactions for the
exchange of dollars into NIS	*1,094	129	28

Embedded derivatives -
dollars into NIS	132	183	40

*	On August 2004, the Company entered into a forward transaction that hedged the Notes payable principal ($ 175 million) until August 2005.

The derivative financial instruments are for a period of up to one year. As of December 31, 2005, the remaining contractual lives are for periods up to one year.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2005 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2005, is a liability of approximately NIS 7 million (approximately $1.5 million) and an asset of approximately NIS 5.1 million (approximately $1.1 million) (December 31, 2004 – a liability of approximately NIS 55.3 million).

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(16,968)	(35,946)	(7,809)

*	Long-term trade receivables (including current maturities) as of December 31, 2004 and 2005 in the amount of NIS 184,706,000 and NIS 406,072,000 ($ 88,219,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (5% – 5.4%) (2004 – 5% –5.9%).

(b)	Allowance for doubtful accounts. The changes in the allowance for the years ended December 31, 2003, 2004, and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	74,622	77,295	86,651	18,825
Utilization during the year	(12,928)	(11,900)	(6,590)	(1,432)
Change during the year	15,601	21,256	28,739	6,244

Balance at end of year	77,295	86,651	108,800	23,637

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Other:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Government institutions	24,183	51,340	11,154
Prepaid expenses	14,248	13,386	2,908
Sundry	31,727	32,402	7,039

	70,158	97,128	21,101

b.	Accounts payable and accruals – other:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	87,537	81,501	17,706
Provision for vacation and recreation pay	22,844	22,827	4,959
Value added tax	45,830	38,332	8,328
Income received in advance	53,019	58,655	12,743
Accrued interest on long-term liabilities	39,553	22,654	4,922
Derivative instruments	55,331	5,138	1,116
Handsets warranty	1,734	1,064	231
Sundry	1,516	1,309	284

	307,364	231,480	50,289

c.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2003, 2004, and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	2,589	2,053	1,734	377
Product warranties issued for
new sales	4,215	2,943	2,420	525
Utilization during the year	(4,751)	(3,262)	(3,090)	(671)

Balance at end of year	2,053	1,734	1,064	231

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2003, 2004 and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	4,665	6,367	7,567	1,644
Liability incurred
during the year	626	833	682	148
Liability settled during
the year	(341)	(271)	(751)	(163)
Accretion expenses	296	638	659	143
Revision in the estimates
during the year	1,121

Balance at December 31,	6,367	7,567	8,157	1,772

2.	Capital lease:

	December 31, 2005
	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	17,018	3,697
Less - deferred interest expenses	1,836	399

Long term lease	15,182	3,298
Less - current maturities	4,155	902

	11,027	2,396

The lease is linked to the US dollar and bears interest at the rate of 5.75%. The lease (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	NIS	Convenience translation into U.S dollars
	NIS in thousands

Second year	4,175	907
Third year	4,486	975
Fourth year	2,366	514

	11,027	2,396

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Financial expenses, net:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Financial income	(1,952)	(3,521)	(5,934)	(1,289)
Financial expenses	320,771	203,115	214,741	46,652
Expenses relating to the
redemption of notes, note 6b			62,615	13,603
Derivative instruments	59,580	63,356	(45,492)	(9,883)
Exchange rate differences	(59,168)	(8,978)	49,839	10,828
CPI Linkage differences	(4,554)	2,285	69,029	14,996
Factoring costs	17,111	17,459	650	141
Less - capitalized interest	(10,078)	(13,171)

	321,710	260,545	345,448	75,048

f.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Net income used for the computation of
basic and diluted EPS (in thousands)	1,162,650	471,553	354,560	77,028

Weighted average number of shares used
in computation of basic EPS	181,930,803	183,389,383	161,711,125	161,711,125
Add - net additional shares from assumed
exercise of employee stock options	1,312,354	719,534	1,906,147	1,906,147

Weighted average number of shares used in
computation of diluted EPS	183,243,157	184,108,917	163,617,272	163,617,272

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Purchase of fixed assets from related party		4,678

Acquisition of handsets from related
parties	203,675	380,721	180,412	39,194

Financial expenses, mainly in respect
of the Facility agreement, net	67,906	55,048	7,145	1,552

Selling commissions, maintenance and
other expenses	7,458	4,116	14,221	3,090

Dividend			44,996	9,775

As to the repurchase of Company’s share, see note 9a. The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

b.	Balances with related parties:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Cash and cash equivalents	4,136

Accounts receivable trade		1,273	277

Current liabilities	15,314	58,173	12,638

Long-term liabilities	316,166

c.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2005, the Company had given notice of its participation in 7 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2005

        The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2005. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on May 18, 2006 (the “Form 20-F”). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

        This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

        In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at NIS 4.603=US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        Revenues in 2005 were NIS 5,122.9 million (US$ 1,113.0 million), down 0.3% from NIS 5,140.7 million in 2004.

        Revenues in 2005 from services were NIS 4,619.9 million (US$ 1,003.7 million), approximately equal to the revenues from services in 2004 of NIS 4,615.8 million. Compared with 2004, total network minutes in 2005 increased by 12.8%, offset by a 12.9% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 8.1% from the end of 2004 to the end of 2005. The dilution in the average tariff per minute compared with 2004 was driven primarily by the reduction in interconnection tariffs which went into effect in March 2005, as well as increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is materially lower.

        Revenues in 2005 from equipment were NIS 503.0 million (US$ 109.3 million), a decrease of 4.2% from NIS 525.0 million in 2004. The decrease in 2005, compared with 2004, was driven by a decrease in the average revenue per sale.

        Data and content revenues, including SMS messages, in 2005 were NIS 404.2 million (US$ 87.8 million), accounting for 7.9% of total revenues or 8.7% of service revenues, up from NIS 351.1 million, or 6.8% of total revenues, 7.6% of service revenues, in 2004, despite the reduction in SMS interconnection tariffs. The increase in 2005, compared with 2004, was driven by data and content non-SMS service revenues which increased by 34.5%. Revenues from SMS services in 2005 decreased by 4.0% compared with 2004, reflecting the reduction in SMS interconnect tariffs from March 2005, as mandated by the Ministry of Communications. In 2005, SMS messages accounted for approximately 42% of data and content revenues, compared with approximately 50% in 2004.

        Cost of revenues in 2005 increased by 4.2% to NIS 3,766.4 million (US$ 818.2 million) from NIS 3,615.0 million in 2004.

        Cost of revenues – services in 2005 increased by 4.8% to NIS 3,022.5 million (US$ 656.6 million), from NIS 2,885.1 million in 2004. The increase was primarily driven by the increased depreciation and amortization of over NIS 100 million which was recorded following the launch of the 3G network towards the end of 2004 together with the additional network expenses associated with the 3G network.

        Cost of revenues – equipment in 2005 increased by 1.9% to NIS 743.9 million (US$ 161.6 million) from NIS 729.9 million in 2004. The increase was driven primarily by the marketing of more advanced and higher cost handsets and approximately 5% growth in sales transactions to new and upgrading subscribers.

        Gross profit for 2005 was NIS 1,356.6 million (US$ 294.7 million), the equivalent of 26.5% of revenues, down 11.1% from NIS 1,525.7 million, or 29.7% of revenues, in 2004. The decrease can be primarily attributed to the increased depreciation, amortization and network expenses related to the Company’s 3G network.

        Selling and marketing expenses in 2005 were NIS 272.9 million (US$ 59.3 million), a decrease of 16.1% from NIS 325.2 million in 2004. The decrease was principally due to reductions in distribution and advertising costs.

        General and administrative expenses in 2005 were NIS 180.8 million (US$ 39.3 million), a decrease of 0.2% from NIS 181.1 million in 2004.The decreases in general and administrative expenses, as with the decreases in selling and marketing expenses, reflect cost-cutting measures the Company put in place as part of its plan to mitigate the effects of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications.

        Operating profit for 2005 was NIS 902.9 million (US$ 196.2 million), a decrease of 11.4% from NIS 1,019.3 million in 2004. As a percentage of revenues, operating profit decreased from 19.8% in 2004 to 17.6% in 2005. The decrease can be primarily attributed to the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, as well as the increased depreciation, amortization and network expenses related to the Company’s 3G network.

2

        Financial expenses in 2005 were NIS 345.4 million (US$ 75.0 million), an increase of 32.6% from NIS 260.5 million in 2004. The increase was primarily driven by a one-off charge in the amount of NIS 63 million related to the redemption of the US$ 175 million 13% Senior Subordinated Notes on August 15, 2005, interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes and a one-off amortization of capitalized expenses related to the Company’s previous bank facility.

        Income before taxes for 2005 was NIS 557.5 million (US$121.1 million) down 26.5% compared to NIS 758.8 million in 2004.

        Net income in 2005 was NIS 354.6 million (US$ 77.0 million) or earnings of NIS 2.19 (US$ 0.48) per basic ADS or share (NIS 2.17 per diluted ADS or share), representing a 24.8% decrease from NIS 471.6 million, or earnings of NIS 2.57 per basic ADS or share (NIS 2.56 per diluted ADS or share), in 2004. The decrease in 2005 net income compared with 2004 resulted primarily from the financial expenses related to the restructuring of the Company’s debt, the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, and the increased depreciation, amortization and network expenses related to the Company’s 3G network.

        During 2005, our net active subscribers increased by 189,000, or 8.1%.

        As of December 31, 2005 our net active subscriber base was 2,529,000, accounting for an approximate market share of 32%. The Company’s subscriber base at the end of December 2005 included approximately 507,000 business subscribers (20% of the base), approximately 1,268,000 postpaid private subscribers, (50% of the base), and approximately 754,000 prepaid subscribers, (30% of the base). Of the Company’s subscriber base, approximately 103,000 were 3G subscribers. Net new active subscribers in the business sector accounted for approximately 39% of net new active subscribers in the year.

        The annual churn rate in 2005 increased to 13.6% from 12.0% in 2004. The increase was primarily due the prepaid sector.

        Average monthly usage per subscriber (MOU) for 2005 was 294 minutes, an increase of 2.8% compared with 286 minutes in 2004. In 2005, average monthly revenue per subscriber (ARPU) was NIS 156 (US$ 33.9), a decrease of 8.2% compared with approximately NIS 170 in 2004. The decrease in ARPU is attributed primarily to the reduction in interconnection charges mandated by the Ministry of Communications, despite the increase in MOU.

        In 2005, handset subsidies per new subscriber increased compared with 2004. However, the average cost of acquiring a new subscriber (SAC) in 2005 decreased to NIS 282 (US$ 61.3) from NIS 295 in 2004. The reduction reflects a reduction in non-handset subsidy components of SAC including commissions.

        Cash flows generated from operating activities in 2005(NIS 1006.3 or US$ 218.6 million) net of cash flows from investing activities (NIS 546.7 million or $US 118.7 million), totaled NIS 459.6 million (US$ 99.9 million). Cash flows generated from operating activities in 2004 (NIS 1272.8 million), net of cash flows from investing activities (NIS 673.6 million) totaled NIS 599.2 million in 2004, a decrease of 23.3%. The decrease was primarily due to a decrease in cash flows from operating activities, offset by a decrease in the level of investment in fixed assets. The main reasons for the decrease in cash flows from operating activities were the payment of one-off charges related to the redemption of the US$ 175 million 13% Senior Subordinated Notes, interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes and inventory charges

3

        From January 1, 2003 to December 31, 2005, we made cumulative net capital expenditures of approximately NIS 1,319 million, of which NIS 486 million ($106 million) was incurred in 2005.

        In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of the Notes due 2012. In April 2005 we entered into a new credit facility as part of our 2005 Refinancing, consisting of a $450 million term loan facility and a $100 million revolving loan facility, replacing our previous bank facility. In May 2005, we exercised an option to reduce the term facility from $450 million to $150 million.

—	In April 2005, we used approximately NIS 1,074 million of the proceeds from our 2005 Refinancing to repurchase approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

—	In August 2005, we redeemed our outstanding $175 million 13% Senior Subordinated Notes, due 2010.

—	In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million to our shareholders of record as of September 26, 2005.

—	On January 22, 2006, we signed an agreement with MED I.C. – 1 (1999) Ltd., a transmission and hosting company, to purchase its fiber-optic transmission business for approximately $14.8 million, subject to certain adjustments, in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice. Completion of the transaction is subject to the satisfaction of various closing conditions, including, approval by the Ministry of Communications.

—	In the first quarter of 2006, our Board of Directors and shareholders approved the distribution of an additional cash dividend in the amount of NIS 0.65 per share (totaling approximately NIS 100 million) to our shareholders of record as of April 10, 2006.

—	In the second quarter of 2006, we adopted a dividend policy targeting a payout ratio of 60% of net income over 2006. As part of this policy, our Board of Directors approved the distribution of a cash dividend of NIS 0.45 per share (totaling approximately NIS 70 million) for the first quarter of 2006 to shareholders of record as of June 6, 2006.

4

Annex “C”

"15.1.2	The Annual Meeting shall be convened to adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office~~, and authorization of the Board of Directors to determine his fee~~, subject to the provisions of Article 29 below.”

Annex “D”

“23.3.3	Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz)) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.”

“23.4	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least 75% of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors~~, and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association~~ provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.

“23.9	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

23.9.1	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

23.9.2	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3	If he is declared by an appropriate court to be incapacitated;

23.9.4	Upon his death and, in the event of a corporation, if a resolution has been adopted for its voluntary liquidation or a liquidation order has been issued to it;

23.9.5	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6	If he is convicted of a crime, as stated in Section 232 of the Companies Law; ~~or~~

23.9.7	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law; or~~.~~

23.9.8	If his term is terminated by the Board of Directors in case the Board of Directors concludes that the office of such ~~d~~Director is in violation to the provisions of the License or any other telecommunications license granted to the Company or to any of its subsidaries or to any other entity it controls.”

Annex “E”

“33.	Insurance of Officers

33.1	The Company may ~~shall not~~ insure the liability of an officer in the Company, to the fullest extent permitted by Law~~other than pursuant to the provisions of this Article~~.

33.2	Without derogating from the aforesaid, ~~T~~the Company may enter into an insurance contract and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an officer in the Company, resulting directly or indirectly from ~~the consequence of~~ an action or inaction by him (or together with other officers of the Company) in his capacity as an officer in the Company, for any of the following:

33.2.1	The breach of the duty of care toward the Company or toward any other person;

33.2.2	The breach of the duty of loyalty toward the Company provided the officer has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3	A financial liability imposed on him in favor of another person.

33.2.4	Any other matter in respect of which it is permitted or will be permitted under Law to insure the liability of an officer in the Company.

~~33.3~~	~~The Company shall not enter into a contract for the insurance of the liability of an officer in the Company for any of the following:~~

~~33.3.1~~	~~The breach of the duty of loyalty toward the Company, unless the officer acted in good faith and had reasonable grounds to assume that the action would not harm the Company;~~

~~33.3.2~~	~~The breach of the duty of care made intentionally or recklessly (“pezizut”), unless otherwise permitted by law;~~

~~33.3.3~~	~~An intentional act intended to unlawfully yield a personal profit;~~

~~33.3.4~~	~~A criminal fine or a penalty imposed on him. “~~

Annex “F”

“43.	Compliance

The Shareholders and the Company shall at all times comply with the terms of the License and of any other telecommunications license held by the Company. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License or of any other telecommunications license held by the Company. If any ~~a~~Article of these Articles shall be found to be inconsistent with the terms of the License or of any other telecommunications license held by the Company , the provisions of such ~~a~~Article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

DEED OF AUTHORIZATION

Date1 : ____ , 2006

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Roly Klinger, Company Secretary

Re:	Annual General Meeting of Shareholders to be held on Thursday, October 26, 2006

I, the undersigned2 _________________________, (Identification No./Registration No. _________), of ____________________________________________, being a registered holder of _______________________(*) Ordinary Shares, par value NIS 0.01 per share, of the Company, hereby authorize _______________________, Identification No. ________________(**), to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company, until I shall otherwise notify you.

—————————————— Signature

Name: Title:

——————————————

1 Date of signature

2 Name of Shareholder

(*)	A shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by him, so long as he shall not give deeds of authorization with respect to an aggregate number of Ordinary Shares exceeding the total number he holds.

(**)	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

Deed of Vote

Partner Communications Company Ltd. 8 Ha'amal Street Rosh Ha'ayin, Israel	Date: __________, 2006

Re: Annual General Meeting of the Shareholders to be held on October 26, 2006

I, the undersigned _______________________, [Identification No./Registration No.] _________________1, of ____________________________, being the registered holder or the holder of an appropriate Deed of Authorization, attached hereto, of __________ Ordinary Shares2, par value NIS 0.01 per share, of Partner Communications Company Ltd. (the “Company”), hereby appoint any one of Amikam Cohen, Emanuel Avner and Roly Klinger (the “Proxies”) to vote on behalf of the undersigned all the Ordinary Shares specified above which the undersigned is entitled to vote at the referenced general meeting or any adjournment thereof.

This Deed of Vote, when properly executed and delivered to the Company at least two business days prior to the date of the referenced general meeting, will be voted in the manner directed herein by the undersigned. If no indication is made, this Deed of Vote will be voted FOR each item specified below.

[1]	In the event that the shareholder does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

[2]	A Shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the company held by him, so long as he shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number he holds.

Item No.	Subject of the Resolution	Vote
		For	Against	Abstain
(i)	To re-appoint Kesselman & Kesselman as the Company's auditor for the ending at the close of the next annual meeting
(ii)	To approve the auditor's remuneration for the year ended December 31, 2006 as determined by the Audit Committee and by the Board of Directors
(iii)	To authorize the Board of Directors to determine the auditor's remuneration for the year ended December 31, 2007, subject to the prior approval of the Audit Committee
(iv)	To approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2005
(v)	To re-elect nine directors to the Company's Board of Directors
(vi)	To approve the re-appointment of Mr. Moshe Vidman, an external director (Dahatz) of the Company
(vii)	To approve the Company's audited financial statements for the year ended December 31, 2005 and the report of directors for such period

2

Item No.	Subject of the Resolution	Vote
		For	Against	Abstain
(viii)	To approve the amendments to the Articles of Association relating to:
(a) the authority of the Board of Directors to determine the remuneration of the Company's auditors
(b) the election of directors and termination of their offices
(c) the insurance of officers
(d) the compliance with the terms of the License

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified)3:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 or 23 of the License.

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 or 23 of the License.

—————————————— Signature Name: Title:

[3]	In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which he intends to vote differently.

3

Partner Communications Company Ltd

Dear Sirs:

Re:	Annual General Meeting of the Shareholders of Partner Communications Company Ltd to be held on Thursday, October 26 2006 ("the AGM")

We the undersigned, ___________private company/public company, that gave our proxy/deed of vote attached hereto regarding the AGM, hereby state that:

In accordance with the provisions of Article 21.7 of the General License granted to Partner Communications Company Ltd for the provision of mobile radio telephone (MRT) services using the cellular method (“the License”), the shares for which the proxy/deed of vote were given do not require consent as set forth in Article 21.7(b)(1) of the License and are not considered “irregular holdings”, as this term is defined.

Articles 21-24 of the License are attached hereto.

Respectfully Yours,

Name: ________________

Date: ________________

Signature: _____________

[Unofficial translation – for convenience only]

Articles 21-24 of the General License for Partner Communications Ltd. for the Provision of Mobile Radio Telephone (MRT) Services using the Cellular Method-integrated version updated as of 10 May 2005

21.	Transfer of Means of Control

21.1	A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2	Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3	No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Subject to what is stated above in this clause, no Means of Control shall be transferred, either directly or indirectly, in a way that will cause the share of an MRT Operator in the Licensee to be reduced from twenty-five (25%) of the voting rights in the general meeting and of the right to appoint a Director or General Manager, unless five (5) years have elapsed from the date of License award; if five (5) years have elapsed from the date of License award, an MRT Operator’s share may decrease from twenty-five percent (25%) to the extent of selling the entire Means of Control held by it to another, all subject to the approval of the Minister both for the reduction in the MRT Operator’s share of the Means of Control in the Licensee, and with regard to the buyer; for the matter of this clause, “MRT Operator” has the same meaning as set out in clause 14.1B.

21.5	[1]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

[1]	Amendment No. 3

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6	Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee.[2]

21.7	(a)	Exceptional Holdings shall be registered in the Licensee’s register of members (shareholder register) with a notation that such holdings have been classified as exceptional, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Exceptional Holdings and to the Minister.

(b)	Exceptional Holdings, noted as aforesaid in clause 21.7(a), shall not entitle the holder to any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Exceptional Holdings), and therefore no action or claim of the activation of a right by virtue of the Exceptional Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)	A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)	No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Exceptional Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

[2]	Amendment No. 4

(3)	Exceptional Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Exceptional Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for as long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(4)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9 mutatis mutandis.

21.8	For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of any of the Founding Shareholders or their Substitutes[3] reduces to less than 26%[4] of each of the Means of Control in the Licensee, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Exceptional Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: “Founding Shareholders or their Substitutes”- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister’s consent, before 4.7.2004 (each of the above entities shall be termed “Founding Shareholder”), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder’s substitute from the date to be determined by the Minister, including anyone that is an “Israeli Entity” as defined in Article 22.A.2, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister.[5] Such consent under this article does not exempt the Licensee from the obligation to receive the Minister’s consent for every transfer of the Means of Control in the Licensee that requires the Minister’s consent in accordance with any other article in the License.[6]

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the Founding Shareholders or their Substitutes.[7]

[3]	Amendment No. 25
[4]	Amendments No. 9, 28, 31
[5]	Amendment No. 31
[6]	Amendment No. 25
[7]	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	[8]Israeli Requirement and Holdings of Founding Shareholders or their Substitutes

22A.1.	The total cumulative holdings of the “Founding Shareholders or their Substitutes”, as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2	The total cumulative holdings of “Israeli Entities”, one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee .

In this clause-

“IsraeliEntity”- for an individual-an Israeli citizen or resident of Israel, For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

[8]	Amendment No. 31-shall come into effect with the completion all of the obligations set forth in clause 22A and no later than 20 July 2005, in accordance with document 4031-62/05 of the Ministry of Communications dated 2 Adar B 5765 (13 March 2005)

For this matter, “Dormant Shares”- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3	At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in clause 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in clause 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in clause 22.2A above and so on and so forth.

22A.4	The Licensee’s Board of Directors shall appoint from among its members that have security clearance and security compatibility to be determined by the General Security Service (hereinafter: ” Directors with Clearance”) a committee to be designated “the Committee for Security Matters”, or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to clause 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM , shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with clause 22A.5 and subject to clause 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5	Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to clause 22A.5, will be released from any liability for any claim of breach of duty of care towards the Licensee, if the breach of duty of care was a result of his or her inability to participate in the meetings or receive information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required to fulfill his responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any entity that directly competes with the Licensee or has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer’s entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2	Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services; the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3	Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4	The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6	For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)	Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)	Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7	If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6; the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8	The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; the Minister may condition the granting of the said permit[9] on condition that the Interested Party in the Licensee or in the Competing MRT Operator is an Interested Party merely by virtue of the provisions of clause 23.6.

24.	Prohibition of Conflict of interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[9]	Amendment No. 10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: September 14, 2006